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                                     CONTINENTAL RESOURCES, INC.
                    Exhibit 12.1 - COMPUTATION OF RATIO OF DEBT TO ADJUSTED EBITDA
                                                                                        Three months
                                                                                           ended
                                                YEAR ENDED DECEMBER 31,                   March 31,
                               --------------------------------------------------------  ---------
                                  1999       2000        2001       2002         2003       2004
                               --------  ----------  ----------  ----------  ----------  ---------
NET INCOME (LOSS)                 3,920      37,780      11,667    (20,032)      2,340         992

INCOME TAXES                          -           -           -          -           -           -

INTEREST EXPENSE                 17,370      16,514      15,674     18,401      20,258       5,289

DD&A                             19,549      19,552      27,731     31,380      42,367      11,632

ACCRETION EXPENSE                     -           -           -          -       1,151         277

PROPERTY IMPAIRMENTS              5,154       5,631      10,113     25,686       8,975       1,897

EXPLORATION EXPENSE               3,191       9,965      15,863     10,229      17,221       2,092

LITIGATION SETTLEMENT                 -           -           -          -           -           -

CHANGE IN ACCOUNTING PRINCIPLE        -           -           -          -      (2,162)          -
                               --------  ----------  ----------  ----------  ----------  ---------

ADJUSTED EBITDA <F1>             49,184      89,442      81,048     65,664      90,150      22,179

ANNUALIZED ADJUSTED EBITDA                                                                  88,716

TOTAL DEBT <F2>                 170,637     140,350     183,395    235,205     277,093     283,982

TOTAL DEBT TO ADJUSTED EBITDA       3.5         1.6         2.3        3.6         3.1         3.2

<F1>
     Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation, depletion, amortization, accretion, property impairments and exploration expense, excluding proceeds from litigation settlements. Adjusted EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that
     Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company' ability to meet future debt service requirements, if any.
<F2>
     Total debt excludes capital leases of $13.0 million in the three months ended March 31, 2004,
     $13.8 million in 2003 and $12.0 million in 2002.

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